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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	7

1	NAMES OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		465,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		465,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No.	693654 10 5	Page	3	of	7
Introduction.
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by Umberto P. Fedeli to report Mr. Fedeli’s acquisition of additional shares of common stock, par value $0.01 per share (the “Shares”) of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank. This filing amends Mr. Fedeli’s original Schedule 13D (“Original 13D”) relating to the Company dated June 9, 2004. The original Schedule 13D was erroneously labeled Amendment No. 2 when filed on June 10, 2004.
Item 3. Source and Amount of Funds or Other Consideration.
The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for an aggregate purchase price of approximately $832,936 (excluding commissions) with Mr. Fedeli’s personal funds.
Item 4. Purpose of Transaction
Mr. Fedeli has been purchasing Shares of the Company for investment in the ordinary course of his business. Mr. Fedeli reserves the right to acquire, or dispose of, additional Shares of the Company as he considers advisable and may determine to acquire a significant amount of additional shares.
Mr. Fedeli has had, and expects to continue to have, conversations with the Company’s management and members of the Board of Directors in an effort to maximize value for the Company’s shareholders. Mr. Fedeli continues to believe that the Company has a loyal customer base, an established branch network, including branches in strategic locations, a dedicated group of employees and, potentially, a tremendous future. However, Mr. Fedeli is concerned about several recent trends.
Mr. Fedeli is concerned about the drop in the Company’s return on equity and return on assets, the decline in the Company’s efficiency ratio and the increase in the Company’s general administrative expenses, all of which has led to a decrease in profitability. In addition, Mr. Fedeli is concerned about the aggregate level of the loan loss reserves of the Company and that in its most recent quarter the Company reduced its reserve for loan losses.
Mr. Fedeli has encouraged the Company to seek other sources of bank and thrift revenue beyond its traditional home mortgage lending base, enabling the Company to reduce its exposure to interest rate sensitivity. To enable the Company to expand into other business areas, Mr. Fedeli has also encouraged the Company to retain additional senior management experienced in these expanded lines of business. Mr. Fedeli has communicated his concerns and concepts to John R. Male, the Company’s chairman and CEO, and, as events warrant, expects to continue to have conversations with Mr. Male, as well as with other members of the Board of Directors. Mr. Fedeli looks forward to understanding the Company’s plan for improved efficiencies and profitability, as well as growth. In the meantime, Mr. Fedeli has requested a list of the Company’s shareholders so he may communicate with them regarding the Company’s future plans. Mr. Fedeli’s letter requesting the shareholders list is attached to this Schedule 13D as Exhibit 7.1.

CUSIP No.	693654 10 5	Page	4	of	7
Of course, Mr. Fedeli may make additional contacts with the Company’s management, members of the Board and other shareholders regarding potential strategies to increase shareholder value. Based on these discussions and other relevant factors, Mr. Fedeli may review or reconsider his current position or formulate new plans or proposals relating to the Company. According to the Home Owners’ Loan Act and regulations of the Office of Thrift Supervision, advance notice to or approval by the Office of Thrift Supervision may be necessary for Mr. Fedeli to take actions resulting in Mr. Fedeli having a controlling influence over the Company or the management or policies of the Company. Mr. Fedeli will contact the Office of Thrift Supervision to provide notice or seek approval if he takes any actions requiring such notice or approval.
Item 5. Interest in Securities of Issuer.
Item 5(a) of Schedule 13D is hereby amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,727,928 Shares outstanding. Mr. Fedeli beneficially owns 465,000 Shares, or 6.0% of the outstanding Shares.
     (c) In the past 60 days, Mr. Fedeli has acquired 77,800 Shares in open market transactions as follows:

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
2/14/2007	14,000	$10.84
2/12/2007	8,000	$10.80
1/26/2007	5,000	$10.80
1/25/2007	2,000	$10.85
1/24/2004	1,000	$10.74
1/23/2007	7,000	$10.76
1/22/2007	11,000	$10.69
1/18/2007	17,000	$10.63
1/17/2007	5,000	$10.61
1/16/2007	7,800	$10.47

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Mr. Fedeli is aware that Ancora Securities, Inc., a registered broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers (“Ancora Securities”), and certain of its affiliates hold Shares. Mr. Fedeli is an investment client of Ancora Securities. Mr. Fedeli has no beneficial interest in any Shares held by Ancora Securities or its affiliates, other than the Shares described in this Amendment No. 1 and the Original 13D, which are held by Ancora in Mr. Fedeli’s investment account. Other than because Mr. Fedeli’s Shares are held at Ancora, Mr. Fedeli has no contracts, arrangements, understandings or relationships with Ancora Securities or any of its affiliates with respect to the Shares, and disclaims membership in a group with Ancora Securities or any of its affiliates.

CUSIP No.	693654 10 5	Page	5	of	7
Item 7. Material to be Filed as Exhibits.
     Exhibit 7.1       Demand to Examine List of Shareholders of PVF Capital Corp.

Page	6	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2007

/s/ Umberto P. Fedeli Umberto P. Fedeli

Page	7	of	7
EXHIBIT INDEX

Exhibit Number	Description

7.1	Demand to Examine List of Shareholders of PVF Capital Corp.